UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

Annual meeting of shareholders

On August 28, 2013, MakeMyTrip Limited issued its notice of annual meeting and form of proxy for its annual meeting to be held in Gurgaon, India on Wednesday, September 25, 2013. The Company has also published its consolidated and unconsolidated financial statements for the fiscal year ended March 31, 2013 audited by KPMG (Mauritius) for purposes of compliance with Mauritius statutory requirements. Copies of the press release containing details of the Company’s annual meeting, and the Company’s notice of annual meeting, form of proxy, consolidated financial statements for the fiscal year ended March 31, 2013 and unconsolidated financial statements for the fiscal year ended March 31, 2013 are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively.

Exhibits

99.1	Press release, dated August 29, 2013.

99.2	Notice of annual meeting to shareholders, dated August 28, 2013.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2013.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2013

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release, dated August 29, 2013.

99.2	Notice of annual meeting to shareholders, dated August 28, 2013.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2013.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2013.